Filed by TortoiseEcofin Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: TRTL Holding Corp.

Commission File No.: 333-279366

Date: July 2, 2024

On July 1, 2024, One Energy Enterprises, Inc. (“One Energy”), which is a party to a previously disclosed Amended and Restated Business Combination Agreement, dated as of February 14, 2024, with TortoiseEcofin Acquisition Corp. (“TRTL”), among other parties, hosted a Virtual Analyst and Investor Day (the “Analyst Day”), at which One Energy representatives presented to Analyst Day attendees using a slide show. The transcript of the presentation, which also includes transcripts of two videos shown during the presentation, is below, and the slides used by One Energy representatives during the Analyst Day follow.

Presentation Transcript

Kelsey (“Operator”):

Welcome to the One Power Virtual Analyst Day. Hello, I’m Kelsey, your operator for today’s event. At this time, all participants are in a listen-only mode. Please note that this event is being recorded. I will now hand the presentation over to Jereme Kent.

Jereme Kent:

Hello, I’m Jereme Kent, the Chairman and Chief Executive Officer of One Energy Enterprises, soon-to-be One Power Company. Thank you for bearing with us as we got everybody logged in. Thank you for joining us for our first Virtual Analyst and Investor Day. My team and I are excited to share some exciting updates about One Power with you today. Before we begin, we need to quickly review the safe harbor statement.

Beginning of Disclaimer Video

Erica Johnson:

This presentation, video and transcript...

Justin Bruns:

Collectively, the materials...

Erica Johnson:

Are intended to be viewed together.

Justin Bruns:

All these materials contain forward-looking statements. Forward-looking statements rely on significant judgment and specific assumptions and are only true at the day of the statement. We do not undertake any obligation to update the statements. These materials contain both GAAP and non-GAAP metrics.

Erica Johnson:

This video contains visual enhancements that are not in the presentation. A complete copy of these materials, including the transcript of this video, is available on our website in the investor section. Please take the time to read and understand the full written disclaimers contained in this presentation and at the end of this video.

End of Disclaimer Video

Jereme Kent:

Our agenda for today is as follows. We’re going to spend a little bit of time introducing you to some more members of the executive team here at One Power. We’re going to review some updates from our news feed to make sure that no one has missed any of our exciting recent announcements. Then we’re going to spend the majority of this event taking a deep dive into our Megawatt Hub strategy. I want to be clear for those who may be new to One Power,

Megawatt Hubs are just one of our four core solutions. Megawatt Hubs are also our newest solution. Please do not take the emphasis on Megawatt Hubs today as a diminishment of our other strategies. We are focusing on Megawatt Hubs today because we have received a number of questions from analysts and investors on the strategy and there really are not a lot of good public comparative information for analysts and investors to use to understand these projects.

We expect the presentation part of today to last about 45 minutes, and we’ve allotted the remaining time for question and answers. We are open to taking questions from all registered analysts and institutional investors who have joined us today. On a personal note, I want to thank each of you for making time to join us today. As we transition from a private company to a public company and begin operating as One Power Company, it is important to me that you have a chance to meet some of the exceptional leaders that I have the privilege of working with every single day. This team helps me run and lead One power Company.

Some of you who joined us for the in-person Analyst Day a few weeks ago had a chance to meet them in person. I wanted to make sure that we spend some time making sure that everybody has a similar opportunity. Earlier this week, we sat them down and asked them some candid questions and are now sharing their unscripted responses with you.

Beginning of Leadership Video

Tom Russell:

I’m Tom Russell. I’m the CFO here at One Power Company. I’ve been here five months. Most recently, I was CFO of a private equity-backed roll-up. We bought several small companies, merged them together, implemented a new accounting software. I hired an accounting team from scratch. We had a GAAP audit and we sold the company to a strategic buyer for a successful exit in December of last year, and then I joined here in January.

Earlier in my career, I spent 20 years at large public companies in finance. I led FP&A for 10 years with those companies, reporting to the C-suite, and I led SEC reporting for three years. So, I bring to One Power the ability to build a team and staff it and scale it from scratch, as well as public company finance experience.

Jessica Grosso:

My name is Jessica Grosso. I am Head of Project Planning and Technology here at One Power Company. I have been here for over 12 years. My background is in engineering as well as atmospheric science. I graduated from the University of Michigan. So I originally came on to head up our wind resource assessments. So essentially, what that means is I came on to tell them where the wind blows. Over the last 12 years, I have been able to build out a brilliant team of engineers and analysts that do all of our development for our projects. This includes everything from initial customer contact, initial site design, proposals, contract negotiations and renewable energy agreement signing, all the way through passing off a shelf-ready project to our construction team.

Katie Treadway:

My name is Katie Treadway. I’m the General Counsel and Head of Regulatory Affairs here at One Power Company. I’ve been at the company for about nine years and prior to joining, I was an Assistant Attorney General with the Ohio Attorney General’s Office. There, I represented the Public Utilities Commission and the Ohio Power Signing Board as their attorney. So my background is very much in the energy space. Here at One Power Company, I’m in charge for all of the general corporate legal matters for the company, and also for all the permitting for our projects.

Chelsea Bumb:

My name’s Chelsea Bumb. I am the Head of Construction here at One Power. We do everything from greenfields to operational asset, whether that’s turbines, solar panels, collection line installations, substations, that type of work.

Rich Bohon:

Hi, I’m Rich Bohon. I lead the analytics team here at One Power. I studied electrical and mechanical engineering at the University of Colorado and the Ohio State University, where I received a master’s degree in mechanical engineering, with an emphasis on fluid dynamics. I use that educational background to help guide my team in energy analysis for our customers.

The most challenging part is clearly getting the right people in the right seats on the bus as we grow. Right now, our team is very cohesive. They’re open, they’re honest, and growing that team with the right people is going to be critical and is clearly the biggest challenge that I have in front of me.

Chelsea Bumb:

The most challenging part of scaling the team is going to be taking what exists today, which is a composite-based crew and trying to linearize that efficiently. And so the way that we build projects today, we have teams that come in and they’ll build kind of a jack-of-all-trades type mentality, and so I have a technician who might be working on collection line one day and then might hop into a piece of equipment the next. We’re going to have to segregate that out a little bit more as we grow so that we have crews that do electrical installation, civil installation, foundation installation, et cetera.

Tom Russell:

What we do here at One Power Company is very innovative and unique. We don’t have many competitors that do the same thing, or anything close to what we do, so educating new finance folks as they come on board, having them learn our project matters, our way of doing business, that would be challenging.

Jessica Grosso:

The most challenging part about scaling my team is going to be making sure that we are continuing to devote the time and resources into training the next group of engineers and analysts. We have very, very high standards here, and we need to make sure that we are continuing to prioritize training and knowledge sharing throughout the company as a whole.

Katie Treadway:

I think the most challenging part about scaling my team, we’ll be finding brilliant people who are experts in the energy industry. The energy industry is very complicated, and there are not a lot of people who are in it. And so finding those people who have that skill set and that expertise I think will be the challenge.

I would describe One Power Company’s culture as a group of brilliant innovators who are working to advance the state of the art in the power grid. We like to have a lot of fun here. I also really love that the company cares about its employees. We have benefits that are beyond reproach. We have burnout days every other Friday for employees to try to prevent burnout. And so I really like that culture of caring about the employees and about the people who work here.

Jessica Grosso:

I would describe One Power Company’s culture in this way. I’ve best heard it said by one of my engineers. He describes it to potential new hires in this way. He says that we have the three C’s of One Power Company’s culture: challenging, collaboration, and caring. He says that we challenge everything. That we don’t take and settle for the industry standard. He also says that we’re extremely collaborative, that everyone here is very willing to share information and he also says that we are very caring. So from a professional standpoint and also a personal standpoint, we really care about our employees and we make sure that we are treating them well.

Tom Russell:

The culture here at One Power Company is full of people who are curious, innovative, people who find ways to solve problems that don’t even exist. It’s also fun. I find that people here enjoyable, and I like working here very much.

Chelsea Bumb:

One Power Company’s culture is innovative. It is a fresh take on something that’s existed for hundreds of years. I think it’s adaptable. We change. We’re often expected to kind of comply with what’s existed in a long time, for a long time. And generally we take the approach that anything is possible, and we can kind of design around what’s available to us and do something that’s very, very different and creative.

Rich Bohon:

I would describe One Power’s culture as safe, open, and honest. Not only is safety a key element for our company, but the environment is safe for innovative processes and where people feel safe trying new things. There’s no fear of failure. We have a very open environment where my team is able to try new things. We are able to try new processes, develop new concepts.

Tom Russell:

I’m most excited about taking what we’ve done here in Ohio and growing that throughout the Midwest and then nationwide. We have a unique business model and proposition of providing industrial power that no one else does today, and I think what we do can be scaled nationwide.

Jessica Grosso:

Honestly, it’s seeing what’s next. I have been here for over 12 years, which I feel like is pretty rare these days. A lot of our leadership team has also been here for a long time. I think one of the main reasons for that is because, over the last 12 years, we have always been growing and expanding. We continue to innovate and continue to push the boundaries. We’re a very nimble and adaptable company, and we’re able to change with an ever-changing world. I’m very excited to see what we decide to disrupt next.

Katie Treadway:

I’m most excited about changing the energy industry and the way it does business. The energy industry is known for not innovating. It’s known for not trying to save the customer money. It’s known for not being in the customer’s corner and advocating for them. And so I think here at One Power Company we’re really trying to change all of that. And I’m just excited to see what the energy industry will look like when you have players like us and like others who start to do that and who start to be in the customer’s corner.

Chelsea Bumb:

As one power company grows, I am excited to see what types of projects we’re building, what the company’s involved in. Every year, I feel like the offerings change. We started as a wind type company. We are moving in a direction where we’re building substations now, where we’re building solar, where we’re doing net zero projects. I’m really, really excited to see what types of projects and what types of customers we have in our future.

Rich Bohon:

I am most excited about what we will innovate as we grow and get up to speed. It’s clear that the 100 years of monopolistic protection by the utilities has stifled this industry. As we come through and develop new techniques, new standards, new regulations, our customers will be the benefit of that innovation, and that’s what really gets me excited.

End of Leadership Video

Jereme Kent:

I hope that the introduction to the leadership team was helpful for you. I am now joined at the desk by Tom, our CFO and Katie, our general counsel and head of regulatory affairs. The next thing we would like to do today is run through a few of our recent announcements to make sure that you did not miss any of them. As a reminder, you can see all of our announcements and you can sign up for alerts on the feed portion of our website at www.oneenergy.com/feed. With that, I will hand things over to Katie.

Katie Treadway:

Thanks, Jereme. In May, we announced that One Power will be working with Moriroku Technology North America, MTNA, to install our third net zero project at their manufacturing facility in Greenville, Ohio. This project will consist of one 4.8 megawatt wind turbine and three megawatts of solar panels to offset 75% of the plant’s energy consumption on an annual basis. MTNA is a major supplier in the US auto industry. The project will begin construction this year and will complete construction in 2025. This project is an exciting continuation of our net zero industrial power solution strategy and is an exciting entry for One Power into the North American auto manufacturing supply chain.

As a reminder, the first two net zero projects were for two Whirlpool facilities, and they were announced in January of this year. In April, we announced that we began restarting our fleet after the January blade incident where a single blade fell from one of our turbines. We completed our root cause investigation and were able to safely restart a portion of our fleet that did not need a retrofit. Since that time, we have been completing retrofits on the remainder of our fleet, and once those retrofits are complete, we expect the full fleet to operate normally for the remainder of its original design life. For additional information on the blade incident, our response, and the retrofits, please see our registration statement.

In May, we released an updated version of our investor presentation. It is available on the investor page of our website at www.oneenergy.com/investors. In June, we held an in-person analyst day at our corporate office in Findlay, Ohio. Visitors had the opportunity to climb turbines, run heavy equipment, tour our digital substation, and meet with both the management team and our broader One Power team.

Tom Russell:

Thanks, Katie. In June, we announced our full board slate for the post-merger One Power Company. Our current board members who have agreed to serve in the post-merger company are:

Don Templin, the former president and CFO of Marathon Petroleum Company and the current CFO of Voya Financial.

Tom Spang, the CEO of Advanced Power, a multi-gigawatt IPP.

Jon Wellinghoff, the former chairman of the Federal Energy Regulatory Commission,

and Tom Lause, the former vice president of treasury and tax at Cooper Tire and Rubber Company and the former CFO of the University of Findlay.

Joining these board members will be:

Tom Hennessy, a managing partner at Hennessy Capital, who is our SPAC sponsor,

and Selena Cuffe, the chief growth officer at Blackstone Consulting and former president of Sodexo North America, a 6,000 person firm owned by Magic Johnson. She also serves on the board of the Federal Reserve Bank of San Francisco as Los Angeles branch director. Jereme Kent will also continue to serve as chairman of the board.

Collectively, these six independent directors and Jereme have a wide range of energy experience, public company experience, and high growth experience. We are excited to have them as the One Power board. Their appointment is subject to a shareholder vote, and more information can be found in the registration statement.

In May, we announced that we had closed out an oversubscribed crossover round. The series A preferred round valued the company at $225 million equity value post-money and was led by the Ecofin Sustainable and Social Impact Fund, and included other institutional and strategic investors, including Marathon Petroleum Company.

The round was intended to help One Power accelerate in anticipation of completing the De-SPAC process. Finally, last Friday, we, in conjunction with our SPAC partner, filed our second public registration statement. This was the third filing overall. We are progressing through the SEC process. You may view that filing on EDGAR and on our investor webpage at www.oneenergy.com/investors.

Jereme Kent:

Thanks, Tom and Katie. It has been a busy and exciting year for us. For the next and final section of this virtual analyst day, we want to talk about our Megawatt Hubs. Many of you have seen us talk about the image in this slide before in our other presentations. We spent a lot of time talking about our Wind for Industry projects, our managed high voltage projects, and our net zero projects. We’ve not shared nearly as much information on our operating Megawatt Hub or the next round of new Megawatt Hubs. This deep dive is intended to change that. Megawatt Hubs are our newest industrial power solution. Megawatt Hubs are energy first industrial power parks designed to attract and support the emerging industries of tomorrow. In a Megawatt Hub, One Energy acquires the physical land, builds the interconnects and transmission voltage substation, and builds the on-site industrial power system.

We own and operate the site and make it easy for new energy intensive industrials to show up, plug in, and start operating their business. When selecting locations, we typically target having over 120 megawatts of power capacity at each location. In some cases, we may build smaller sites. All of our Megawatt Hubs will feature a fully digital plug and play substation that is built using our proprietary, scalable 30 megawatt step architecture. As we did with our first Hub, we planned to build the substation main bus to accept the maximum power we expect at the site, and then install and energize the first 30 megawatt step. The other steps will be energized as customer demands warrant.

Initially, our Megawatt Hubs will be powered only by the existing transmission system. As our customers mature and we’re able to underwrite them for longer periods, we will consider installing on-site renewables to support their operations. This will eventually give us the ability to act as our own customer and to control and levelize the pace of renewable energy installation. Our first Megawatt Hub, which you can see in the pictures on the screen, was built and went live in 2023 and has been operating at our Findlay corporate campus. It currently has 30 megawatts of energized capacity, and is serving a single customer with seven megawatts. Today, we expect that customer to ramp up to 30 megawatts.

We believe that our Megawatt Hubs will be uniquely positioned to the benefit of both our customers and One Power. It is important to remember that One Power is not a developer. We don’t build any of our sites to look good on paper. We build our sites to operate well at 2:00 in the morning. We don’t do flashy. We don’t do sexy. We build boring, reliable systems. Those boring, reliable systems are what both existing and emerging industrials want in a power system.

We applied that same ethos to our Megawatt Hub strategy and we think the combination of ready to move insights and our operator ethos will give these Megawatt Hubs a unique position in the market going forward. From the perspective of emerging industrials, these sites were designed to be better, faster, cheaper, and safer. We believe they are. These sites are better. They won’t rely on traditional 100 year old power architecture. They are purpose-built industrial parks that use state-of-the-art digital power architecture. Our transformers and our breakers can each be installed in hours, not weeks. Our equipment has some of the best condition monitoring systems available in the market. We know how our equipment is performing and we can use predictive analytics to predict issues long before they happen.

Our critical components are secured behind concrete walls and will be completely standardized across projects. These sites are faster. We are not planning on building these sites for a specific customer. We’re building them for a new class of customer and we are planning on building them on spec. We are starting them now and we are making sure that they have move-in ready capacity. As this capacity fills up, we plan to build out additional capacity. The stay just ahead of demand strategy limits our risk profile. We believe that our Megawatt Hubs will be one of the fastest ways that emerging industrials can get access to power they so critically need quickly.

These sites are cheaper. We are building these sites using standardized architecture. The result is that we can build a substation and power system for far less than a traditional high voltage contractor, or God forbid a utility. All of our Megawatt Hubs give our customers access to the transmission system and retail transmission rates, which are typically the lowest rates that are available for buying power.

These sites are safer. We design sites that we want to own and operate. Whenever possible, we use biodegradable flame-resistant oils in our transformers. We have self-extinguishing fire systems. We have state-of-the-art automation and fault detection. We have highly secured site perimeters that integrate physical, digital, and staff security measures. We have completely eliminated exposed medium voltage parts. We have built, and we’ll continue to build, sites that are designed for a changing climate and a changing infrastructure security climate.

These sites are also uniquely positioned in the market from One Power’s perspective. They are highly flexible. We can start small and then quickly scale as needed. We can operate across a range of emerging industries and are not beholden to any one industry. As you would expect from us, our Megawatt Hubs will be highly standardized. Across all of our solutions, we do well when we employ our design one, build many philosophy. This allows us to get the benefit of the economies of scale that traditional developers struggle with. We designed these sites to accommodate the range of voltages and power requirements that our target customers need.

Katie Treadway:

Thanks, Jereme. When we talk about emerging industrials, we are talking about large new energy users that have a number of common traits. We are not trying to build these sites for any one specific industry because we believe that more flexible sites will be best positioned as the market picks the new winners and losers. Some of the common traits that we are looking for in these industries are as follows.

We are focused on industries that are less than a decade old. These industries often lack the knowledge that more mature industries have in grid operations and high voltage power architecture, and need high quality help. Some of the emerging industries that we are excited about include digital currency miners, mobile and fixed data centers, hydrogen producers, electric semi-truck charging, indoor farming, battery manufacturers, and large scale additive manufacturing. These are industries where energy is a major component of their process. In data centers, for example, power is their main operating cost. Battery manufacturing, as another example, physically uses electricity in a chemical process to make battery components and, as a result, are huge users of power. These are emerging industries that have predictable load profiles.

I want to be clear, we are distinguishing predictable from stable. We want industries that have a clear and predictable energy strategy. Digital currency miners are predictable market operators. If they can make more money not mining because power costs are high at the moment, they will not mine. Hydrogen producers can often respond to market conditions and change when they produce based on power costs. Data centers are predictable levelized users. This predictability will give us tools as the site owner and utility customer to help all of our tenants optimize their grid power profile and capture additional value from that optimization.

Next, we are going to talk about how our Megawatt Hubs are designed to work with the grid, not against it. Our Megawatt Hubs are a single industrial customer from the grid’s perspective. We are able to integrate all of our various customers and potentially our own generation to provide an optimized combined energy profile. All of our Megawatt Hub customers are required to agree to be interrupted during periods of peak grid stress. This means that for the critical hours in a year when the grid is operating at its maximum stress, our Megawatt Hubs are able to bring our usage down to near zero load. This ability to act as a single large responsive load improves the overall grid resiliency and better uses the existing resources of the power grid during the times when it isn’t stressed.

Our sites interconnect as an end use customer, so they have priority access to the grid as a new load. The grid was designed to deliver power to power users, so power users get priority. Our Megawatt Hubs will not sit in traditional multi-year queues that new generators face. Our sites are designed to maximize existing transmission capacity. It takes decades to build new transmission capacity, if it ever gets built. We believe that the best solution is to use existing grid capacity more efficiently. Ultimately, Megawatt Hubs are designed to operate in harmony with the grid.

Tom Russell:

Thanks, Katie. We received some feedback that it is difficult to model future Megawatt Hub projects due to a lack of publicly available information and a lack of directly comparable businesses. Our goal today is to help fill in some of this forward-looking information. We currently view Megawatt Hubs as a part of the short-term contracts business segment. These are typically shorter term contracts with counterparties who do not possess a credit rating. We view these projects as higher risk, and thus we expect to earn a higher return than our traditional long-term contract operating segment. We often require material credit support from our tenants to help reduce this risk. We also design these sites to make sure that if a tenant’s term expires or they have an adverse financial event, we are able to quickly make their spot available to a new tenant.

Our preferred contracting structure with tenants of our Megawatt Hubs is to have a fixed rent and then to pass through power costs without markup. For many of our potential tenants, this is their preferred structure as well. In some cases, we will earn an administrative fee on power or earn a margin as the competitive energy broker. But in general, we do not see a markup on power costs as a core strategy.

In some cases, we’ll consider strategies where we provide a fixed cost of power for tenants. In those cases, we either make sure that the risk we are taking is not material or that the risk is covered by a matching block of power. Our intent is not to become energy traders, and we do not intend to take material market risk based on energy pricing.

Our intent is to have a payback on these projects of two to four years. Payback might be on the longer end of that range for the first 30 megawatts and improved on all subsequent megawatts based on individual site economies of scale. Target financial returns are derived based on the customer’s credit profile, industry, and the contract term. Those simple returns, when modeled, roughly correspond to unlevered internal rates of return between 16 and 30 percent for the first five years of operation.

The equipment used at these Megawatt Hubs is long-lasting and should have a useful life of several decades. Our intent is to continue to own and operate these sites. Our hope is that as some of these industries mature, they sign longer term contracts and those longer term contracts would be classified into our long-term contracts business segment. Based on commercial conversations and our modeling, we expect our Megawatt Hubs will have rental rates for base load tenants between $4,000 and $6,000 per megawatt per month. We expect to have non-power operating costs on the order of $500 per megawatt per month. Those costs tend to be manpower to monitor the site, respond to site issues, and perform administrative duties. There should be economies of scale to these costs as the sites get larger.

In the PJM territory, we expect that our Megawatt Hubs will have access to transmission power costs of 4.5 to 6 cents per kilowatt-hour before factoring in the value of any ancillary services. As you mentioned earlier, our preferred model is not to markup power costs, but instead to receive a predictable fixed rent based on capacity. We believe this fixed rent approach provides us with more revenue and operating margin and predictability.

We hope that this additional information helps investors and analysts better understand these projects.

Jereme Kent:

Thanks, Tom. Finally, as we talk about Megawatt Hubs, I’m excited to share some new information about our Megawatt Hub strategy and its expansion. Our first Megawatt Hub in Findlay has been, in our opinion, a huge success. It has proved out the architecture, the business model, and the commercial demand. We plan to do more. We have been using our in-house engineering and site development capabilities to map out where we believe that new Megawatt Hubs should be located. We’ve modeled out significant portions of the power grid and have identified the regions where we believe there’s likely to be additional transmission capacity inside those regions, we have looked for sites that we believe are well-suited for a new Megawatt Hub.

We have, through our fully controlled subsidiaries, been acquiring land rights to these sites. We have successfully acquired land rights through binding options for more than six new Megawatt Hubs in the PJM service territory. We have ensured that these sites have adequate existing transmission capacity to execute our Megawatt Hub strategy. The aggregate available capacity of these sites, as confirmed by the transmission operators serving them, is in excess of 500 megawatts.

As we have done with our Findlay Megawatt Hub, it is important to us that these sites are also designed to be close to existing interstates so that as demand for electric semi-truck charging accelerates, these sites are already positioned to be a network of large scale electric semi-truck charging. For obvious commercial reasons, we are not announcing the specific details of any one new Megawatt Hub at this time. As we execute on land options, we will share updates on specific sites and the respective capacities of those sites.

We have not determined the pace at which we’ll put these sites into service. That will, in large part, be determined by the amount of capital available to One Power at the closing of the business combination. We’re excited to continue to grow this Megawatt Hub strategy and ensure that we are well situated to serve emerging energy intensive industrial users for decades to come.

This concludes the planned presentation portion of our virtual analyst and investor day. We’ll now shift to the question and answer portion of the virtual analyst day. If you have a question and would like to ask it on air, please leave a comment with your name and organization in the chat and we will pull you into the stream to ask your question. Otherwise, ask your questions in the chat and we’ll answer them after the audio and video questions. We’ll be taking questions on both material covered today and any other questions you may have on One Power. We’ll answer questions submitted by video and audio first to the extent that’s possible.

And with that, I’ll hand it back over to the operator to go ahead and start the Q&A portion.

Operator:

Thanks, Jereme. Just to clarify, we will be taking questions from both our main registered page, if that’s where you are watching, as well as the YouTube stream. To start us off, we have a question coming through from the YouTube chat from Donovan Schafer, Northland Securities. As I understand it, the digital substation was designed to be a modern solution and lower costs were incidental. Can cost be even lower if designed for that?

Jereme Kent:

Thanks, Donovan. Nice to see you again. It’s an excellent question. So in fact, the digital substations were originally designed to build the substation of the future, to figure out what was really possible in the market. The reality is we found that as they modernized, we saw those costs, for both the substation and for all of the architecture behind them, dropping. And so we’ve been very pleased with the fact that we have seen both opportunities from the substation themselves and their ability to understand and manage the loads, and to create the potential for additional automation, that when combined with the characteristics of the individual predictable customers, can result potentially in even lower costs for everyone across the value chain.

Operator:

Great. We have a follow-up question from Donovan Schafer as well. Can you talk us through how a diagnostic or failure substation issue would be handled differently for one of your customers versus the experience with a utility?

Jereme Kent:

Yep. Thank you for the question, Donovan. So I guess it’s important to understand how customers usually find out there’s a problem with the substation right now. Usually the power goes out. So usually the first time there’s a problem is when a breaker tripped, or the lights flicker, or a fuse blew. Most of those failures don’t occur instantly. Most of those failures take time to occur. Transformers take years to go bad, for example. Breakers get worn out and get a little bit more difficult each time. Oftentimes, there’s indicators that these things are happening.

For example, in our transformers, when we have a digital substation with full condition monitoring, we aren’t testing the oil in that transformer every year. We’re testing it every 10 minutes. We literally get a text message when there’s a problem, and we can watch that ahead of time, and we can watch that slow progression and we can decide how to react.

So hopefully the difference for our customers is they get a phone call from us saying, “Hey, we’re seeing a problem. We think we have about three to four months. And we’re going to take an outage a week or two and do a swap. When’s a good time for you?” If that isn’t the case and there’s some other problem that happened, it still is, when we show up, we have full information on what happened on that site, and we’re able to call that customer and say, “We saw a line fault on phase B. That fault appears to have been externally caused, and we’re able now to figure out how to respond.”

So part of it’s about predictive and part of it’s about just the additional information to know exactly what happened and to get that fault file in your email, in your text message and everything else. And I think, Donovan, as I’ve said to you before, when we talk to a customer, all we say is, “When’s the last time your substation texted you?”

Operator:

Great. Thanks, Jereme. We have a follow-up from Donovan. Who are your competitors right now? What prevents new entrants from copying what you do? And in general, what is the competitive landscape here?

Jereme Kent:

Excellent question. Katie, you want to take the first pass of that one?

Katie Treadway:

Yeah, sure. Thank you. So I would say that our current competitor right now is really the grid as it exists today and the existing electric rates that our customers pay. We have not seen any direct competitors operating directly in our space. But every time we’re approaching a customer or a customer is approaching us, that’s what we need to beat. We need to beat what they’re seeing right now on the grid.

Operator:

Thank you. For our audience, we are interested in taking video and audio questions, as well as written questions. If you’re interested in coming on either camera and audio, or just audio, to ask a question, please post your name and your organization in the chat. Otherwise, you can post your name and organization, followed by your written question, and we’ll be happy to take those as well.

One more question has come in from our very own Donovan. “When you win over a new customer, what are they most interested in or motivated by? Are they mostly interested in cost savings, reliability, service?”

Jereme Kent:

Thanks, Donovan. If you had asked me that question three or four years ago, I would tell you that it was really about cost savings first. I think that shifted post Ukraine more, and post seeing natural gas prices at Henry Hub get near $10 in the last few years.

I think right now, if you’re a company that makes dishwashers, or you’re a company that makes cement, or you’re a company that has some energy-intensive business, you want to focus on your business and you don’t really want to be in the energy business. And so, we’re seeing a lot more companies be motivated by risk reduction. It doesn’t mean they don’t want to see a cost savings, or at least see cost parity, but the idea of knowing the cost for 20 years, and de-risking that plant for 20 years, is tremendously attractive to them. That way, they can focus on their core business, and they can know that energy is not going to sneak up on them and bite them.

So that’s really where we’re seeing a lot of that motivation, obviously then doing it while being clean and helping with carbon scores and everything else is a great plus, but usually, step one is provide value, and that value usually is in the form of risk mitigation.

Operator:

Thanks, Jereme. We have another written question coming in from Jeff Campbell from Seaport Research Partners. “It appears that EV semi-trucks are a market that OE is focused on. What data are you studying that persuades you that this will become a potentially important customer set for the MW Hubs?”

Jereme Kent:

Thanks, Jeff, and thanks for the candid question. I think that’s a fair question. There’s a lot of hype about how electric semi-trucks are going to do. We’ve been experimenting with a couple, we’ve had an Orange EV and a Daimler eCascadia out here. We’ve been testing them out with local operators, we’ve been charging them for them, we’ve been trying to help figure out how this strategy plays out. We’ve seen definite cases where electric semis do very well, and candidly, we’ve seen some cases where they don’t do very well. I think we’re trying to figure out how much the broader market adopts.

I think the challenges right now to deploy the capital to actually build a just-focused-on-charging network is a giant risk, and probably doesn’t make a lot of business sense for anybody. But if we can take our Megawatt Hubs and make sure that they’re positioned to be that when they need to be, so if and when these trucks do find their niche, that network is already there, then we’re able to build that network without having the capital directly and solely for that. So our real goal is to maintain the optionality with electric semi-truck charging, and we’ll see how the winners and losers play out on their own. But if and when there’s winners, they’re going to need a place to plug in that’s pretty big, and we’ll already have that place for them.

Operator:

Thanks, Jereme. As of now, we have no other questions coming through yet. I say we give it a few more seconds or minutes to make sure that we cover all questions. Again, if you’d like to type a question in the chat, please do so, with your name and organization, and we’ll also bring you on camera and audio to ask your question if you are interested in that. When asking a question, please make sure you include your name, as well as your organization.

We have another question coming from Donovan from Northland Securities. “For your net zero projects, is there a certification process needed to make the net zero claim, or is that up to the customer? Is there a guarantee you provide?”

Jereme Kent:

So right now, in general, that’s up to the customer. We do deal in the REC markets in this space, and I’ll let Katie talk about that in a second, but we don’t provide any guarantees relative to any net zero claims. We just inform the customer of what we’re actually doing, and let them focus on that claim. And then, Katie, if you wanted to talk about the RECs a little bit, that’d be helpful.

Katie Treadway:

Yeah, of course. So all of our projects, including our net zero projects, are certified as renewable energy facilities, or generation facilities, in various states, and so these projects do produce RECs. But as Jereme said, there’s no certification process, or certification, or guarantee involved in that net zero side of things.

Operator:

Fantastic. We have another question come in from Mike Kelly from Seaport Global. “Can you talk about the potential to plug your own wind or solar production into the Megawatt Hubs?”

Jereme Kent:

Thanks, Mike. I think as we alluded, we like deploying long-term assets like wind and solar when we know we have a long-term customer. But our sincere hope is that these emerging industrials become very successful, long and established customers. And so, if and when that’s the case and customers go from signing two, three, four year contracts to 10, 20, 30 year contracts, all of a sudden, then it becomes an opportunity for us to take that existing Megawatt Hub and introduce onsite renewable generation, what we’ve been doing for the better part of 14 years.

And so, because we technically are the utility customer in those Megawatt Hubs, when we do this, all of a sudden, we’re able to build wind and solar to as large as we want to, or are able to at that site, to help power all of those customers at that Megawatt Hub. So we see tremendous upside, for both the customer and for us, in the ability to maintain additional margin expansion as we deploy those assets as the emerging industrials become long-term existing industrials. Thank you for the question.

Operator:

Thank you. We have a question come in from Noel Parks from Tuohy Brothers. “Can you update us on site selection more broadly, including Wind for Industry? Any insights into where you expect near-term traction or longer term?”

Jereme Kent:

Thanks, Noel. Nice to hear from you. I think in terms of site selection more broadly, as we’ve said, we have a Midwest and a Heartland strategy, and we’re actively looking to expand that Midwest and Heartland strategy. We’d like to expand into new states with existing customers, so if and when we end up expanding into new states, or announce new projects, it’s likely that we’ll be moving there with an existing customer, to the extent possible.

In terms of where we expect near-term traction, I think the challenge for us is we have a lot of traction everywhere, and so for us, it’s figuring out where the best place to put the next dollar we have of capital is, and being as opportunistic as possible. But the reality is that all the traction we have right now is what started us down the process of a de-SPAC transaction to try to raise as much capital as we can to position us to be able to go serve as many of those new facilities as we can.

Operator:

Wonderful. Thanks, Jereme. We have another question that has come in from Jeff Campbell. Jeff is from Seaport Global. “I realize you don’t want to be too forthcoming on MW Hub growth, but can you indicate how many states you might install it in if sufficient demand and capital presents itself?”

Jereme Kent:

Oh, I think I can cheat a little bit on this one, Jeff, and say in the long run, every state. In the long run, we see energy demand for emerging industrials existing everywhere. I think that certain states have made that more challenging. I think the states that you see that make that more competitive are a lot of those same Midwest, Heartland, Rust Belt states, that have the sophisticated high voltage power networks. So I think when we talk about our near-term strategy, we’re talking about a Heartland strategy, coming from Michigan, down into Ohio, down over to Texas, up back into the Wisconsin, Minnesota, Iowa, and potentially even in the Dakotas, with some of the new LCFS strategies that we’re seeing.

So we think all of those areas are going to start following power for these large emerging industries, and so, if we can stay ahead and make it easy to get power, we see no reason why the Rust Belt can’t continue to be the Heartland, and can’t continue to deliver the next generation of major industrials for America. How was that for dodging your question, Jeff?

Operator:

Thanks, Jereme. We have another question that has come through from Ngozi Francis from Esplanade Capital. “You mentioned your target customers, but can you speak more about your customer acquisition strategy for reaching new clients?”

Jereme Kent:

Excellent question. Katie, you want to take that one?

Katie Treadway:

Yeah, sure. So here at One Power, we employ a take on the Miller Heiman approach, which is related to the complicated sale process. And so, what we do is we put up a team of experts that the customer can speak with, and that the customer can be shepherded through the sales process with. We’re not big believers in true salespeople. We think that for complicated projects, and ones that are so crucial for the customer’s business lines, they have to be teamed up with experts who could answer all of their questions, and do it in a way that builds confidence.

Jereme Kent:

Thanks, Katie. I think the only thing I would add to that is if you think about what we’re really selling with Wind for Industry, managed high voltage, net zero projects, we’re selling 20-year trusted relationships, that are often sole source, that often don’t have any good comparables in the market, that require a long-term commitment from major companies, and that’s what their purchasing departments were not intended to allow through. They like to bid things out, they like to have three competitive bids. And so, what we’ve found is this isn’t anything like traditional sales, to Katie’s point, this is about the education, it’s about being professors, not salesmen, and it’s about taking them through the process and being overly transparent, because if you aren’t overly transparent, they have good reason to be concerned.

And so, we found that sharing more and answering every question in long form tends to be one of the best solutions as we build that relationship over time. Once we have that relationship, you maintain it by showing up at 2:00 in the morning when there’s a problem, you maintain it by being a good partner, you maintain it by running your project well, and doing well on the good days and the bad days. And so, our land and expand strategy then sits right on top of that, it’s far easier to do the second sale than the first one. Thank you for the question.

Operator:

Thanks, Jereme. Thanks, Katie. We still have time to take more questions from the audience, so if you haven’t yet posted your question, we are open to taking it.

Here is one now from Vernon Golding, Seaport London. “On a five to 10 year review, would you say that your core industrial or the emerging industries will turn out to be more important for revenue generation?”

Jereme Kent:

Tom, you want to take a first pass at that one?

Tom Russell:

Sure. If you’re looking just at top line revenue, because we’re reselling grid power, there’s going to be a lot more revenue in the short-term contract segment. But if you’re looking at bottom line profit, I still think there’s going to be more potential in the emerging industries. As I mentioned earlier, we think the [internal rate of return] (“IRRs”) on these projects on a five-year basis will be between 16% and 30%. Those are higher than our traditional Wind for Industry customers. Additionally, that’s only a five-year IRR, whereas these assets are going to last for decades. So once we pay back the original equipment that we’re going to install, we expect future IRRs beyond that initial five-year window to be even higher.

Jereme Kent:

Thanks, Tom.

Operator:

Great. Thank you, Tom. Any other questions from our audience?

It looks like that is it for questions.

Jereme Kent:

Then, Operator, thank you for your help today, and thank you everybody who joined in. It’s been a pleasure talking to you, and we look forward to doing this on a regular basis going forward. So have a great day, and thank you for your time.

ANALYST & INVESTOR DAY July 1, 2024 Virtual Slide Show

WELCOME Agenda For Today Risk Factors and Forward-Looking Statements Introduction To Broader Executive Team ONE Newsfeed Updates Megawatt Hub Strategy – Deep Dive Questions and Answers 1:00 EDT Start 45 Min Presentation 45 Min Allotted for Q&A 2:30 EDT End For those viewing this presentation, we strongly encourage you to watch the full presentation or to read the accompanying transcript of this presentation.

DISCLAIMER (1 of 2) PLEASE TAKE THE TIME TO READ THESE IMPORTANT DISCLAIMERS, WARNINGS, AND CLARIFICATIONS One Energy Enterprises Inc. (“One Energy” and referred to herein from time to time as “One Power”) has prepared this Presentation. This Presentation contains information about a proposed business combination (the “Business Combination”) between One Energy and TortoiseEcofin Acquisition Corp. III (referred to as “TRTL”). The information contained herein does not purport to be all-inclusive and the information contained herein is preliminary and subject to change and such changes may be material. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation. Neither One Power nor TRTL provides any guarantees of any kind that the Business Combination will be consummated. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of One Power, TRTL or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. In connection with the proposed Business Combination, TRTL Holding Corp., a wholly owned subsidiary of TRTL, filed a registration statement on Form S-4 on May 13, 2024 (the “Registration Statement”) with the Securities Exchange Commission (the “SEC”) (and has since amended that Registration Statement) that includes a preliminary proxy statement to be distributed to shareholders of TRTL in connection with TRTL’s solicitation of proxies for the vote by its shareholders with respect to the Business Combination. TRTL may also file other documents with the SEC regarding the Business Combination, and prospective investors, before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the Registration Statement and preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with TRTL’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the Business Combination. shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: TortoiseEcofin Acquisition Corp III 195 US HWY 50 Suite 208 Zephyr Cove, NV 89448. The information set forth in this presentation has been prepared for informational purposes and should be read in conjunction with the Registration Statement. In addition, the information contained in this presentation is as of the date hereof, and One Power and TRTL have no obligation to update such information, including in the event that such information becomes inaccurate. The delivery of this presentation and the information contained herein shall not create any liability or obligation whatsoever for TRTL or One Power. No representations or warranties are made by One Power or TRTL or any of their affiliates as to the accuracy or completeness of any statements contained in this presentation or any additional materials. This presentation should not be considered as a recommendation by One Power or TRTL or any of their respective agents to acquire any securities or to enter into any transaction. This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect current views of One Power or TRTL with respect to, among other things, operations and financial performance. Forward-looking statements may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable” and similar terms and phrases in this presentation. All statements about the future are forward looking statements unless unambiguously noted otherwise. Forward-looking statements contained in this presentation are based on One Power’s current expectations and are subject to changes in circumstances and other risks and uncertainties. Given One Power's rapid growth and the significant impact of the proposed merger, the likelihood of discrepancies in these forward-looking statements is increased. One Power and TRTL cannot assure you that future developments affecting One Power or TRTL will be those that One Power or TRTL have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TRTL or One Power. Any forward-looking statement made by One Power or TRTL in this presentation speaks only as of the date of this presentation. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for One Power or TRTL to predict all of them. One Power may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions One Power may make. One Power and TRTL undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. VERSION 20240521

DISCLAIMER (2 of 2) PLEASE TAKE THE TIME TO READ THESE IMPORTANT DISCLAIMERS, WARNINGS, AND CLARIFICATIONS There are numerous risks that could cause statements made in this presentation or in the Registration Statement that could affect One Power. Risk Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the shareholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy's business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xiii) the potential inability of One Energy to achieve its business and growth plans, (xiv) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” sections of the Registration Statement, of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, and other documents filed or to be filed by TRTL from time to time with the SEC. The presentation also includes industry and market data from third-party sources, which One Power believes to be reliable but which neither One Power, not TRTL, nor any other party has not independently verified. You are cautioned not to give undue weight to such industry and market data. Trademarks, trade names, and service marks mentioned in the presentation are owned by One Energy, One Power, or another entity, and their use does not imply endorsement or sponsorship. Specific trademarks referenced here for clarity include Wind For Industry®, ManagedHV®, Megawatt Hubs™, and One Power Company™. This presentation may also contain trademarks, trade names and service marks of other parties, and One Power does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of One Power by, these other parties. Non-GAAP Financial Measures The KPIs shown in this presentation, if any, are non-GAAP metrics. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative financial statements prepared in accordance with GAAP. Participants in the Solicitation TRTL and One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above. To better understand ONE, TRTL, and the Business Combination please read the most recent filed copy of the Registration Statement, which is now available at https://www.sec.gov/edgar/browse/?CIK=2011562 and clicking on the link for the most recent filed copy.

Leadership Deep Dive Tom holds designations as a Certified Public Accountant and the Financial Planning & Analysis Certification. His responsibilities at One Power include accounting, treasury, tax, budgeting, forecasting, and SEC reporting. He has 25 years of experience in finance. Prior to joining One Power, he was CFO of CPBS Holdings, LLC, a portfolio company of Copley Equity Partners, and CFO of Fresh Products, LLC. He holds a B.A. in Mathematics from Columbia University and an MBA from Harvard Business School. He served on the FP&A Council of the Association of Financial Professionals (AFP) for many years. Katie is One Power’s legal and government relations expert. At One Power, she ensures the company remains at the forefront of legal and regulatory issues in energy. She oversees all of One Power’s permitting and regulations on a local, state, and federal level. Before joining One Power, she was an Assistant Attorney General at the Ohio Attorney General’s Office where she represented the Public Utilities Commission of Ohio and the Ohio Power Siting Board at the agency level and before the Supreme Court of Ohio. She holds a B.S. in Economics from Otterbein University and a Juris Doctor degree from University of Vermont Law School. She is admitted to the bar in the State of Ohio. Tom Russell Chief Financial Officer Katie Treadway SVP, Head of Regulatory Affairs

Leadership Deep Dive Chelsea is a licensed Professional Engineer, who is responsible for all of One Power’s construction and engineering projects. She built One Power’s self-perform team and has pioneered One Power’s systematic approach to project engineering and construction. Chelsea has built more than 30 MW of on-site wind generation facilities, including the three largest behind-the-meter wind projects in the country. She received her B.S. in Civil Engineering from The Ohio State University. She is also an EMT, a tower rescue instructor, and a crane operator. Chelsea is the co-author of a United States patent. Jessica is One Power’s wind project development and feasibility expert. She built, and now leads, One Power’s project development process and team. She developed the algorithms, methods, and processes used to take Wind for Industry® projects from first conception through project groundbreaking. Jessica’s team has become the leading developer of on-site, industrial, wind energy in the country. She earned her B.S. in Engineering: Earth Systems Science and Engineering, with a Climate Physics Concentration, and her M.S. in Atmospheric Science from the University of Michigan. Jessica is a member of the American Meteorological Society. Chelsea Bumb SVP, Head of Construction Jessica Grosso SVP, Head of Project Planning & Technology

Leadership Deep Dive Rich leads a team of professional analysts and problem solvers who are responsible for the strategies and solutions that help our customers become better consumers of energy. One Power’s Analytics team uses consistent educational practices, proven modeling strategies, and frequent customer interaction to drive savings to our customers’ utility expenses. Prior to joining One Power, he held positions with Lykins Energy Advisors, Ford Motor Company, and owned his own service company. He holds an M.S. in Mechanical Engineering from The Ohio State University where he specialized in fluid dynamics. Rich Bohon VP, Head of Analytics

ONE POWER NEWS FEED Moriroku Technology North America – Net Zero Project (May 2024) Fleet Restart Update (April 2024) In-Person Analyst Day & Presentation (May 2024) Board Slate Announcement (June 2024) Crossover Round Closed (May 2024) Form S4 Registration Statement For Business Combination Publicly Filed (June 2024) Stay up to date and subscribe for alerts at: www.oneenergy.com/feed

MEGAWATT HUB DEEP DIVE What is a Megawatt Hub Why Megawatt Hubs Are Uniquely Positioned Our Target Customers How Megawatt Hubs Work With the Grid Economics of a Megawatt Hub Developing New Megawatt Hubs MEGAWATT HUB 01

What is a Megawatt Hub ENERGY FIRST INDUSTRIAL PARKS FOR EMERGING INDUSTRIALS 30 MW STEPS >120MW TARGETS

Why Megawatt Hubs Are Uniquely Positioned For Emerging Industrials: BETTER – higher-quality power systems with digital architecture FASTER – already built, ready to move in, quickly scalable sites CHEAPER – privately built power infrastructure with transmission voltage costs SAFER – highly reliable and safe digital, condition-monitored, hardened power equipment One Power Megawatt Hub Advantage: Highly flexible Highly standardized (D1BM) Designed, built, owned, and operated by operators, not developers Optimized for flexibility across tenant voltages, load profiles, and power quality needs

Our Target Customers COMMON TRAITS: Emerging industry Energy is a major and critical component of the industry They use large amounts of energy (>10 MW) They have predictable energy usage profiles REPRESENTATIVE INDUSTRIES Digital Currency Miners Mobile Data Centers Fixed Data Centers Hydrogen Producers Electric Semi-truck Charging Indoor Farming Battery Manufacturers Large-scale Additive Manufacturing

How Megawatt Hubs Work With the Grid Sites operate as a single, integrated, industrial power user All our customers are required to be able to respond to times of peak grid stress Interconnected as an End Use Customer Designed to take existing transmission capacity, not new transmission builds

Illustrative Economics of a Megawatt Hub FINANCIAL RETURN TARGETS FOR MEGAWATT HUBS ILLUSTRATIVE PRICING TARGETS TARGET SIMPLE RETURN 2-4 Years on Capital Invested TARGET 5 YEAR IRR 16-30% Priced Based on Risk and Term of Customer RENTAL RATES $4,000-$6,000 / MW / Month NON-POWER OPERATING COSTS $500 / MW / Month (est) REGIONAL POWER COSTS 4.5-6.0 cents/ kWh MARGIN ON POWER ZERO (Preferred) In cases where we will take material risk on power costs, we plan to ensure we have a fixed-price matching block of power in place to mitigate risk.

Developing New Megawatt Hubs We have secured land rights for more than 6 new Megawatt Hubs in PJM More than 500 Megawatts of confirmed new capacity at transmission voltages at these new Megawatt Hubs Targeting locations that can also serve as electric semi-truck charging sites as demand develops Initial pace of buildout will be predominantly determined by capital available at closing of business combination

Questions and Answers Audio/video questions will be answered first Followed by questions in the chat We are accepting questions from Analysts and Institutional Investors only We are not accepting anonymous questions To ask a question on-air, please leave a comment in the chat stating your name and organization Otherwise, drop your question in the chat and we’ll answer them after all on-air questions

One Power's North Findlay Wind Campus - Findlay, OH
May 9, 2023
One Power HQ

July 1, 2024 Analyst & Investor Day

One Power Enterprises Inc.
www.onepower.com

ONE POWER COMPANY
BUILDING UTILITY 2.0

Jereme Kent
jeremekent@oneenergyllc.com

Tom Russell
tom@oneenergyllc.com

(Available on Bloomberg IB)

TortoiseEcofin Acquisition Corp. III
www.trtlspac.com

Contacts

C & CO COHEN & COMPANY CAPITAL MARKETS

ICR STRATEGIC COMMUNICATIONS & ADVISORY

Brandon Sun
612-501-0648
bsun@cohencm.com

Jerry Serowik
646-208-7575
jserowik@cohencm.com

Investor & Media Inquiries
OnePower@icrinc.com

17

PRIOR PRESENTATION REFERENCE SLIDES

These same transformers can be used to power electric truck chargers. Utility 138kV line (The utility really set a wooden pole for us) Helps power Whirlpool ONE corporate office Data center ready here We own / have options on a lot of this land too. We are using it to expand the Whirlpool project. Helps power Ball We own all of this land The first fully digital substation in the U.S. 30MW currently energized. Designed for a 150MW at peak. Tenant mining bitcoin. 7MW operational. Expanding to 30MW soon. Whirlpool dishwasher plant FINDLAY, OHIO WE BUILD, OWN, & OPERATE BEHIND-THE-METER INDUSTRIAL POWER SOLUTIONS Customer-first, industrial-focused, behind-the-meter power solutions are transforming the grid. Ball Corp. Makes aluminum cans

WE WORK HARD TO EARN THE TRUST OF WORLD-CLASS COMPANIES Data Centers Digital Currency Mining Indoor Farming Electric Semi Charging Whatever Is Next Existing One Power Customers [Repeat Customers] How We Typically Sell Projects to Industrials: We offer competitive 20-year fixed rates that are competitive with your current rate Our solutions can provide clean, zero-carbon energy covering 15-100% of your energy needs Simplify your process with just one contract to sign — we take care of the rest We cover all CAPEX and OPEX costs associated with the project Your project sits on our balance sheet and will not be a lease on yours Consider upgrading your high-voltage system simultaneously for enhanced efficiency Our highly trained, safety-conscious, professional crews handle project construction …………Yes, we can look at your other facilities as well Established industrials are taking back the power grid Emerging industrials are creating a goldrush for new power

OUR POWER SOLUTIONS HAVE BEEN ADAPTED TO INDUSTRIALS’ NEEDS Wind For Industry ManagedHV Megawatt Hubs Net Zero Projects Existing Industrials Emerging Industrials Long-term take-or-pay agreements (typically, 20 years) Financed with non-recourse low-cost senior debt Typically, 60% debt, 30% tax credits, 10% equity Typically, $4-50MM in CAPEX per site Targeting low, double-digit, unlevered returns Short-term contracts (1-5 years) Constructed on balance sheet 2–4-year return of invested capital targets Behind-the-meter, megawatt scale, wind generation. Modern, standardized, plug-and-play digital power infrastructure. Full-solution behind-the-meter projects that include wind, solar, infrastructure upgrades, and anything else the customer’s power system needs. SPEC Power. Ready-to-move-in energized sites, a lot of land, and transmission-scale power. We know where the power is and are already securing access to it. We deliver in-the-money solutions to industrial energy users. Many of our projects qualify for 30% investment tax credits. 30MW – 150MW capacity

WE BELIEVE THE FUTURE IS RAPID GROWTH Prove the Model Prove the Results Access to Senior Debt Access to Tax Incentive Capital Macro Forces Repeat Customers Stable Incentives Access to Public Capital Rapid Growth We built a process and team structure that expect to scale well. We have tremendous land and expand opportunity. We have strong new customer demand. We are creating our own demand with emerging industrials. It took us 14 years to build a segment-creating business model, prove it worked, build an efficient capital structure, earn a reputation with repeat customers, and build scalable processes and systems. Now, the incentives, the macro forces, and the micro forces have aligned. We believe that when we unlock public capital, we will be well-positioned for rapid growth for the foreseeable future.

FIRST MEGAWATT HUB - FINDLAY, OH FINAL STAGES OF CONSTRUCTION

FIRST FULLY DIGITAL SUBSTATION – FINDLAY, OH COMMISSIONING

DIGITAL SUBSTATION INSIDE LOOK

MARTIN MARIETTA’S MAGNESIA PLANT – WOODVILLE, OH ROTOR FLY

NO TOUCH CABLE INSTALLATION – FINDLAY, OH

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the proposed business combination transaction (the “Business Combination”), on May 13, 2024, TRTL Holding Corp., a Delaware corporation and a wholly-owned subsidiary of TRTL (“Pubco”) publicly filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the proposed Business Combination (also referred to herein as the “Proposed Transaction”). TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of conditions for the consummation of the Proposed Transaction (the “Closing”), financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on the New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Proposed Transaction and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy, or Pubco after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.